Exhibit 99.1

(1) Mr. Caputo is associated with Resolute Fund Partners, LLC and its affiliated companies. Shares of Common Stock (the "Common Stock") and Series A 12.0% Cumulative Senior Preferred Stock (the "Preferred Stock") of TAL International Group, Inc. are held directly by The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P. (collectively, the "Resolute Funds"). The Resolute Fund, L.P. is the direct holder of 5,334,693 shares of Common Stock and 119,785.41741 shares of Preferred Stock. The Resolute Fund Singapore PV, L.P. is the direct holder of 209,779 shares of Common Stock and 4,710.39778 shares of Preferred Stock. The Resolute Fund Netherlands PV I, L.P. is the direct holder of 251,734 shares of Common Stock and 5,652.47563 shares of Preferred Stock. The Resolute Fund Netherlands PV II, L.P. is the direct holder of 209,779 shares of Common Stock and 4,710.39778 shares of Preferred Stock. The Resolute Fund NQP, L.P. is the direct holder of 6,293 shares of Common Stock and
         141.31140 shares of Preferred Stock. Resolute Fund Partners, LLC is the sole general partner of each of the Resolute Funds, and, in such capacity, exercises investment discretion and control of the shares of Common Stock and Preferred Stock directly owned by each of the Resolute Funds.

         Pursuant to Rule 16a-1(a)(4) promulgated under the Securities Exchange Act of 1934, as amended, Mr. Caputo states that this filing shall not be deemed an admission that he is the beneficial owner of, or has any pecuniary interest in, any of the securities of TAL International Group, Inc. covered by this statement. Mr. Caputo disclaims beneficial ownership of the Common Stock and Preferred Stock that may be deemed beneficially owned by Resolute Fund Partners, LLC, any of the Resolute Funds and any of their affiliated companies.